

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Guillermo Pina
President
WPS, Inc.
525 W. Allen Ave., Unit 9
San Dimas, CA 91773

Re: WPS, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 14, 2011
File No. 333-161454

Dear Mr. Pina:

    We have reviewed your filing and have the following comments.

Exhibit 23.2

1.   We note your consent from Sadler, Gibb and Associates is dated December 21, 2010. Please update your consent before your filing goes effective.

Exhibit 23.3.

2.   The consent from Arshad M. Farooq makes reference to an audit report dated June 10, 2009 but the report included in your Form S-1 on page 42 is dated June 23, 2009. Please correct.

    You may contact Tracey McKoy, staff accountant, at (202) 551-3772 or Terence O'Brien, accounting branch chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 with any other questions.

                                        Sincerely,

                                        Pamela Long
                                        Assistant Director

cc: Randall V. Brumbaugh, Esq. (Via Facsimile 702-988-4250)